SUB-ITEM 77C


Exhibit  Item 77C.
Legg Mason Investment Counsel Maryland Tax-Free
Income Trust

Results of special meeting of shareholders

The Special Meeting of Shareholders of Legg Mason
Investment Counsel Maryland Tax-Free Income Trust, a series of Legg Mason Tax-Free Income Fund, was held on October 15, 2014 for the purpose of considering and voting upon the fund's reorganization into 1919 Maryland Tax-Free
Income Fund, a series of Trust for Advised Portfolios. The following table provides information concerning the matter voted upon at the Meeting:

For (% of shares voted): 86.226%
Against (% of shares voted): 6.641%
Abstain (% of shares voted): 7.134%